FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2003                       Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)



                       Guillermo Gonzalez Camarena No.600
                            Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               01210 Mexico, D.F.
                                     Mexico
                          (Address of principal office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         (Check One) Form 20-F  X               Form 40-F
                               ---                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes                     No  X
                                ---                    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)

                                                                        Deloitte
                                                                        & Touche


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of
Coca-Cola FEMSA, S.A. de C.V.,


We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A. de C.V. (a Mexican corporation) and Subsidiaries (collectively referred to as the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 4:

- Effective January 1, 2000 the new procedures for the recognition of deferred income taxes as prescribed by revised Bulletin D-4, "Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing", were adopted.

- Effective January 1, 2001 the new procedures for the recognition of all financial instruments as prescribed by Bulletin C-2, "Financial Instruments", were adopted.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders' equity to U.S. GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allow omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 22 and 23.

Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche

Mexico City, Mexico
January 21, 2003

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets
At December 31, 2002 and 2001
Amounts expressed in thousands of U.S. Dollars ($) and constant
Mexican Pesos (Ps.) as of December 31, 2002

                                                                            2002                                  2001
----------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                              $    590,057       Ps.       6,171,394     Ps.     4,523,063
----------------------------------------------------------------------------------------------------------------------
   Accounts receivable:
     Trade                                                      52,396                   548,010               587,823
     Notes                                                         966                    10,105                25,600
     Other                                                      19,351                   202,414               327,667
----------------------------------------------------------------------------------------------------------------------
                                                                72,713                   760,529               941,090
----------------------------------------------------------------------------------------------------------------------
   Recoverable taxes                                            23,033                   240,905                 2,288
   Inventories                                                  71,401                   746,786               576,525
   Prepaid expenses                                              6,789                    70,994                28,378
----------------------------------------------------------------------------------------------------------------------
Total Current Assets                                           763,993                 7,990,608             6,071,344
----------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
----------------------------------------------------------------------------------------------------------------------
   Land                                                         73,726                   771,104               757,171
   Buildings                                                   236,104                 2,469,411             2,355,133
   Machinery and equipment                                     592,454                 6,196,478             5,645,105
   Accumulated depreciation                                  (297,615)               (3,112,760)           (2,637,529)
   Construction in progress                                     34,483                   360,655               305,520
   Bottles and cases                                            27,174                   284,218               212,308
----------------------------------------------------------------------------------------------------------------------
Total Property, Plant and Equipment, Net                       666,326                 6,969,106             6,637,708
----------------------------------------------------------------------------------------------------------------------
Investments in Shares                                           11,085                   115,941               128,044
Deferred Charges, Net                                           80,163                   838,430               527,334
Goodwill, Net                                                   24,712                   258,459               895,983
Total Assets                                              $  1,546,279       Ps.      16,172,544     Ps.    14,260,413
----------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------
Current Liabilities:
     Bank loans and interest                              $      6,874       Ps.          71,900     Ps.        66,949
     Current maturities of long-term debt                          889                     9,294                13,400
     Suppliers                                                 151,661                 1,586,225             1,511,244
     Accounts payable                                           38,900                   406,872               348,632
     Accrued taxes                                              21,159                   221,299               396,829
Other liabilities                                               23,293                   243,608                90,176
----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                      242,776                 2,539,198             2,427,230
----------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities:
     Long-term debt                                            303,070                 3,169,810             2,949,391
     Pension plan                                               15,577                   162,923               154,626
     Seniority premiums                                          2,026                    21,191                19,124
     Deferred taxes                                             75,283                   787,386               670,278
     Other liabilities                                          35,200                   368,159               359,761
----------------------------------------------------------------------------------------------------------------------
Total Long-Term Liabilities                                    431,156                 4,509,469             4,153,180
----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                              673,932                 7,048,667             6,580,410
----------------------------------------------------------------------------------------------------------------------

Stockholders' Equity:
     Capital stock                                             226,557                 2,369,560             2,369,560
     Additional paid-in capital                                159,397                 1,667,130             1,667,130
     Retained earnings from prior years                        636,717                 6,659,422             5,042,066
     Net income for the year                                   245,169                 2,564,218             2,202,334
     Cumulative translation adjustment                        (91,568)                 (957,706)             (502,357)
     Cumulative result of holding non-monetary assets        (303,925)               (3,178,747)           (3,098,730)
----------------------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                     872,347                 9,123,877             7,680,003
----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                $  1,546,279       Ps.      16,172,544     Ps.    14,260,413
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets. Mexico, D.F., January 21, 2003





   /s/ Carlos Salazar Lomelin                                                   /s/ Hector Trevino Gutierrez
   --------------------------                                                   ----------------------------
   Carlos Salazar Lomelin                                                       Hector Trevino Gutierrez
   Chief Executive Officer                                                      Chief Financial and Administrative Officer

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Income Statements
For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

                                                                   2002                          2001             2000
----------------------------------------------------------------------------------------------------------------------
Net sales                                             $1,672,392     Ps.  17,491,545   Ps. 16,612,302   Ps. 15,968,453
Other operating revenues                                  12,283             128,473          117,171           66,936
----------------------------------------------------------------------------------------------------------------------
Total revenues                                         1,684,675          17,620,018       16,729,473       16,035,389
Cost of sales                                            777,327           8,130,063        7,737,834        7,773,266
----------------------------------------------------------------------------------------------------------------------
Gross profit                                             907,348           9,489,955        8,991,639        8,262,123
----------------------------------------------------------------------------------------------------------------------
Operating expenses:
   Administrative                                        133,521           1,396,501        1,287,196        1,304,309
   Selling                                               345,725           3,615,952        3,730,871        3,769,337
----------------------------------------------------------------------------------------------------------------------
                                                         479,246           5,012,453        5,018,067        5,073,646
Goodwill amortization                                      3,569              37,335          100,671          108,280
----------------------------------------------------------------------------------------------------------------------
Income from operations                                   424,533           4,440,167        3,872,901        3,080,197
----------------------------------------------------------------------------------------------------------------------
Integral cost of financing:
   Interest expense                                     (31,946)           (334,124)        (329,762)        (366,516)
   Interest income                                        24,150             252,587          273,807          137,603
   Foreign exchange gain (loss), net                      18,854             197,195          (6,300)        (378,167)
   Gain (loss)  on monetary position                      36,861             385,530         (80,966)            6,736
----------------------------------------------------------------------------------------------------------------------
                                                          47,919             501,188        (143,221)        (600,344)
----------------------------------------------------------------------------------------------------------------------
Other expense, net                                        51,085             534,274           37,312           95,980
----------------------------------------------------------------------------------------------------------------------

Income for the year before income taxes, employee
   profit sharing and change in accounting principles    421,367           4,407,081        3,692,368        2,383,873
Income taxes and employee profit sharing                 176,198           1,842,863        1,461,062        1,025,555
----------------------------------------------------------------------------------------------------------------------
Income for the year before change in
   accounting principles                                 245,169           2,564,218        2,231,306        1,358,318
Change in accounting principles                                -                   -           28,972                -
----------------------------------------------------------------------------------------------------------------------
Net income for the year                             $    245,169    Ps.    2,564,218   Ps.  2,202,334   Ps.  1,358,318
----------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding (in thousands)     1,425,000           1,425,000        1,425,000        1,425,000
Income per share before change in
   accounting principles                            $       0.17    Ps.         1.80   Ps.       1.57   Ps.       0.95
----------------------------------------------------------------------------------------------------------------------
Net income per share                                $       0.17    Ps.         1.80   Ps.       1.55    Ps.      0.95
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated income statements.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Financial Position
For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002


                                                                   2002                          2001             2000
----------------------------------------------------------------------------------------------------------------------
Resources Generated By (Used In):
Operating Activities:
   Net income for the year                          $    245,169    Ps.    2,564,218   Ps.  2,202,334   Ps.  1,358,318
   Depreciation                                           49,805             520,909          594,595          650,733
   Breakage of bottles and cases                          18,364             192,074          198,837          279,059
   Goodwill amortization and impairment                   41,989             439,158          100,671          108,280
   Amortization and other                                 27,531             287,944          171,839          228,749
----------------------------------------------------------------------------------------------------------------------
                                                         382,858           4,004,303        3,268,276        2,625,139
----------------------------------------------------------------------------------------------------------------------
Working capital:
   Accounts receivable                                    17,264             180,561        (188,685)         (70,557)
   Inventories                                          (20,376)           (213,110)        (147,599)         (13,525)
   Prepaid expenses and recoverable taxes               (54,334)           (568,284)           14,731         (21,197)
   Suppliers                                              7,169               74,981          266,601          137,308
   Accounts payable and other                             20,238             211,672         (34,171)          107,121
   Accrued taxes                                          10,663             111,521          155,520        (219,290)
   Interest payable                                          473               4,947          (6,374)          (5,807)
   Pension plan and seniority premiums                     (531)             (5,553)           14,540            4,877
----------------------------------------------------------------------------------------------------------------------
Resources Generated By Operating Activities              363,424           3,801,038        3,342,839        2,544,069
Investing Activities:
Property, plant and equipment                           (82,795)           (865,951)        (729,911)        (765,779)
Retirements of property, plant and equipment                   -                   -          129,448            5,555
Investments in shares and deferred charges              (45,410)           (474,946)        (225,695)        (160,362)
Resources Used In Investing Activities                 (128,205)         (1,340,897)        (826,158)        (920,586)
----------------------------------------------------------------------------------------------------------------------
Financing Activities:
Amortization in real terms of financing for the
   purchase of Coca-Cola FEMSA Buenos Aires shares        22,565             236,008        (270,440)        (212,260)
Translation adjustment in Coca-Cola FEMSA
   Buenos Aires investment                              (43,537)           (455,349)          719,556         (72,179)
Proceeds form issuance of long-term debt                 (1,883)            (19,691)         (18,066)           25,022
Dividends paid                                          (55,931)           (584,978)        (318,781)        (260,348)
Other liabilities                                          1,165              12,200          103,426           43,221
----------------------------------------------------------------------------------------------------------------------
Resources Generated By (Used In) Financing Activities   (77,620)           (811,810)          215,695        (476,544)
----------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                    157,599           1,648,331        2,732,376        1,146,939
Cash and cash equivalents at beginning of the year       432,458           4,523,063        1,790,687          643,748
----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of the Year        $    590,057    Ps.    6,171,394   Ps.  4,523,063    Ps. 1,790,687
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

                                                          5
Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in thousands of constant Mexican Pesos (Ps.) as of December 31, 2002


                                                                                         Retained              Net
                                                                   Additional            Earnings           Income
                                                     Capital          Paid-in          from Prior          for the
Description                                            Stock          Capital               Years             Year

Consolidated Balances at December 31, 1999    Ps.  2,369,560   Ps.  1,667,130      Ps.  4,002,913   Ps.    1,017,684
Transfer of income of prior year                                                        1,017,684        (1,017,684)
Dividends paid                                                                          (260,348)
Initial effect of deferred income taxes                                                 (757,720)
Comprehensive income                                                                                       1,358,318
Consolidated Balances at December 31, 2000    Ps.  2,369,560   Ps.  1,667,130      Ps.  4,002,529   Ps.    1,358,318
Transfer of income of prior year                                                        1,358,318        (1,358,318)
 Dividends paid                                                                         (318,781)
Comprehensive income                                                                                       2,202,334
Consolidated Balances at December 31, 2001    Ps.  2,369,560   Ps.  1,667,130      Ps.  5,042,066   Ps.    2,202,334
Transfer of income of prior year                                                        2,202,334        (2,202,334)
Dividends paid                                                                          (584,978)
Comprehensive income                                                                                       2,564,218
Consolidated Balances at December 31, 2002    Ps.  2,369,560   Ps.  1,667,130      Ps.  6,659,422   Ps.    2,564,218




                                                                      Cumulative
                                                                        Result of           Total
                                                  Cumulative        Holding Non-           Stock-
                                                 Translation            Monetary          holders'
Description                                       Adjustment              Assets           Equity

Consolidated Balances at December 31, 1999    Ps.(1,149,734)    Ps.  (2,721,187)   Ps. 5,186,366
Transfer of income of prior year                                                               -
Dividends paid                                                                          (260,348)
Initial effect of deferred income taxes                                                 (757,720)
Comprehensive income                                (72,179)            (38,824)        1,247,315
Consolidated Balances at December 31, 2000    Ps.(1,221,913)    Ps.  (2,760,011)   Ps.  5,415,613
Transfer of income of prior year                                                                -
 Dividends paid                                                                         (318,781)
Comprehensive income                                 719,556           (338,719)        2,583,171
Consolidated Balances at December 31, 2001    Ps.  (502,357)    Ps.  (3,098,730)   Ps.  7,680,003
Transfer of income of prior year                                                                -
Dividends paid                                                                          (584,978)
Comprehensive income                               (455,349)            (80,017)        2,028,852
Consolidated Balances at December 31, 2002    Ps.  (957,706)    Ps.  (3,178,747)   Ps.  9,123,877



The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2002, 2001 and 2000.
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002.


Note 1.   Activities of the Company

Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") is a Mexican corporation whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is an association between Fomento Economico Mexicano, S.A de C.V. (FEMSA), which indirectly owns 51% of the capital stock, and The Coca-Cola Company that indirectly owns 30% of the capital stock. The remaining 19% of the shares are quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries ("the Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in two territories in Mexico and one territory in Argentina. The Valley of Mexico territory includes all of Mexico City and a substantial portion of the state of Mexico. The Southeastern Mexican territory covers the states of Tabasco, Chiapas and contiguous portions of the state of Oaxaca and the southern portion of the state of Veracruz. The Argentine territory includes Buenos Aires City and a substantial portion of the Gran Buenos Aires area.

On November 5, 2001, the Company entered into a franchise agreement with FEMSA for the production, distribution and sale of the Mundet brand beverages throughout the territories where the Company operates.

On December 23, 2002, Coca-Cola FEMSA reached a definitive agreement to acquire Panamerican Beverages, Inc. ("Panamco") in a transaction valued at $3.6 billion, including assumption of $880 million in estimated net debt as of December 31, 2002. The transaction has been approved by the Boards of Directors of both companies. However, there can be no assurances that this transaction will be completed, and consummation of this business combination is subject to several significant conditions, such as the approval by the shareholders of Panamco, customary regulatory approvals, the securing of financing for the transaction, the maintenance of specified credit ratings by Coca-Cola FEMSA, and other customary closing conditions. The transaction will be financed with $2.05 billion of new indebtedness for which Coca-Cola FEMSA has obtained formal commitments from JP Morgan Chase and Morgan Stanley, equity contributions from FEMSA and The Coca-Cola Company, and cash on hand. These funds will also be used to refinance approximately $464 million of Panamco's existing indebtedness.

Note 2.   Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP") as further explained in
Note 22. A reconciliation from Mexican GAAP to US GAAP is included in Note 23.

The consolidated financial statements are stated in thousands of Mexican pesos ("Ps"). The translations of Mexican pesos into US dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2002 of Ps. 10.459 Mexican pesos to one US dollar. Such convenience translations should not be construed as representations that the Mexican peso accounts have been, could have been, or could in the future be, converted into US dollars at this or any other exchange rate.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly a majority of the outstanding capital stock and/or exercises control. All intercompany balances and transactions have been eliminated in such consolidation.

The subsidiaries of Coca-Cola FEMSA are:

Valley of Mexico:
--------------------------------------------------------------------------------
Propimex, S.A. de C.V.
Refrescos y Aguas Minerales, S.A. de C.V.
Administracion y Asesoria Integral, S.A. de C.V.

Southeast of Mexico:
--------------------------------------------------------------------------------
Inmuebles del Golfo, S.A. de C.V.

Argentina:
--------------------------------------------------------------------------------
Coca-Cola FEMSA de Buenos Aires S.A.



Note 3.   Foreign Subsidiary Incorporation

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located.

The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, since the net investment in the foreign subsidiary is considered to be an economic hedge of such debt. Although, if the financing obtained is higher than the investment made to acquire the foreign subsidiary, the foreign exchange gain or loss of the difference between that financing and the economic hedge is recorded in the results of the year.

The gain or loss on monetary position resulting from the financing designated to an economic hedge is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered an integral part of the investment in such subsidiary, and is included in the integral result of financing.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the functional currency of the foreign subsidiary, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year-end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to foreign currencies and to establish foreign exchange regulations.

Due to the instability of the Argentine economy and the devaluation of the Argentine peso, the Company has recognized a loss in the value of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA de Buenos Aires"). As of December 31, 2002, this situation continues, and the losses accumulated in stockholders' equity generated by the Argentine peso devaluation amount to Ps. 1,538,745.

Additionally, as a result of the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery and the instability of the exchange rate, on July 1, 2002 the Company determined the value of Coca-Cola FEMSA de Buenos Aires based on price market value multiples of comparable businesses resulting in the recognition of an impairment of goodwill generated by the acquisition in the amount of Ps. 401,823, which was recognized in other expenses in the results of the year.

As a result, the net investment in Coca-Cola FEMSA de Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA de Buenos Aires.


Note 4.   Significant Accounting Policies

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a)   Recognition of the Effects of Inflation:
     The recognition of the effects of inflation in the financial information consists of:

     o Restating nonmonetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

     o Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").

     o Including in stockholders' equity the cumulative effect of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon NCPI factors.

     The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the dated of the most recent balance sheet presented by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

     The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

     Financial information for the Mexican subsidiaries for prior years was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the year-end exchange rate of the Mexican peso (see Note 3).

     Accordingly, the amounts presented are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest year presented.

b)   Cash and Cash Equivalents:

     Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.

c)   Inventories and Cost of Sales:
     The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying NCPI inflation factors, considering their average age.

d)    Prepaid Expenses:

     These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and are recognized in the income statement in the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

     Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

     Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year (see
     Note 7).

e)   Property, Plant and Equipment:
     Are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases (see Note 4 g), are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then translated at the year-end exchange rate.

     Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

     The annual average depreciation rates of property, plant and equipment are as follows:

      ------------------------------------------------------------------------
                                                                       %
      ------------------------------------------------------------------------
      Building and construction                                      2.2
      Machinery and equipment                                        5.1
      Distribution equipment                                         7.1
      Other equipment                                               12.4
      ------------------------------------------------------------------------

     The main types of machinery and equipment include: bottling production lines, conveyors, packaging equipment, laboratory equipment, as well as storage and container equipment.

f)   Bottles and Cases:
     Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

     Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated average useful life of approximately four years for returnable glass bottles, four years for returnable cases and one year for returnable plastic bottles. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 192,074, Ps. 198,837 and Ps. 279,059, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

g)   Investments in Shares:

     The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

h)   Deferred Charges:

     Represent payments whose benefits will be received in future year. These consist principally of:

     o Investment in refrigerators, which are placed in the market to showcase and promote the Company's products. These are amortized over their estimated useful life of three years. The amortization for the years ended December 31, 2002, 2001 and 2000 recognized in selling expenses amounted to Ps. 160,746, Ps. 109,673 and Ps. 126,490, respectively.

     o Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is of five years. The amortization for the years ended December 31, 2002, 2001 and 2000 recognized in selling expenses amounted to Ps. 20,135, Ps. 25,083 and Ps. 26,224, respectively.

     o Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.

i)   Goodwill:

     Represents the difference between the price paid and the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. Goodwill is amortized over a period of no more than 20 years. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate.

j)   Payments from The Coca-Cola Company:

     The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 714,840, Ps. 692,619 and Ps. 707,252, during the years ended December 31, 2002, 2001 and 2000, respectively.

     In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment is recorded in "Deferred Charges" net of the participation of The Coca-Cola Company.

k)   Labor Liabilities:
     Labor liabilities include obligations for pension and retirement plan and seniority premiums based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary, and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the year is charged to expense in the income statement (see
     Note 13).

     The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year period during which the employees will receive the benefits of the plan, beginning in 1996.

     The subsidiaries of the Company (except Coca-Cola FEMSA de Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

     Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2002, 2001 and 2000, these amounted to Ps. 63,175, Ps. 25,992 and Ps. 32,170, respectively.

l)   Revenue Recognition and Operating Costs and Expenses:
     Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts. The Company's revenue transactions with discounts from regular prices are very limited. Therefore, no allowance for sales discounts is recorded.

     Cost of sales includes expenses related to raw materials used in the production process, including but not limited to the following: concentrate, sweeteners, cans, glass and plastic nonreturnable bottles, crowns and plastic caps, as well as related inbound freight costs. Cost of sales also includes labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection, and inter and intra- plant transfer costs.

     Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional services fees, depreciation of offices facilities and amortization of capitalized software costs.

     Selling expenses include:

     o Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2002, 2001 and 2000, these distribution costs amounted to Ps. 1,990,751, Ps. 2,112,767 and Ps. 2,186,291, respectively.

     o Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.

     o Marketing: labor costs (salaries and other benefits), promotions and advertising costs.


m)   Income Tax, Tax on Assets and Employee Profit Sharing:
     The Company determines and records its income tax ("ISR"), tax on assets ("IMPAC") and employee profit sharing ("PTU") in accordance with the tax legislation and revised Bulletin D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participacion de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

     The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the bases for employee profit sharing, that are expected to generate a benefit or liability.

     The balance of deferred taxes is comprised of monetary and nonmonetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

     The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings (see Note 19 d).

     Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

     FEMSA has received authorization from the Secretaria de Hacienda y Credito Publico ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is 60% of the stockholders' participation.

n)   Integral Cost of Financing:
     The integral cost of financing includes:

     Interest:
     Interest income and expenses are recorded when earned or incurred, respectively.

     Foreign Exchange Gains and Losses:
     Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

     Gain (Loss) on Monetary Position:
     This is the result of the effects of inflation on monetary items. The gain
     (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

     The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate, except as mentioned in Note 3.

o)   Financial Instruments:
     The Company contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses, interest expense or in the foreign exchange loss (gain), depending on the related contract.

     Prior to 2001, the Company recorded in the result of the year the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

     Beginning in January 2001, Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

     Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amount to Ps. 28,972.

p)   Cumulative Result of Holding Nonmonetary Assets:
     This represents the sum of the differences between book values and restatement values, as determined by applying NCPI factors to nonmonetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

q)   Comprehensive Income:
     Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding nonmonetary assets and is presented in the consolidated statement of changes in stockholders' equity.

r)   Valuation of Goodwill and Long-Lived Assets:
     The Company reviews the carrying value of its goodwill and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether an impairment exists, management compares estimated future cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.


Note 5.   Other Accounts Receivable.

-------------------------------------------------------------------------------
                                                         2002             2001
-------------------------------------------------------------------------------
The Coca-Cola Company                       Ps.       113,753     Ps.    140,186
Alpla, S.A. de C.V.                                    41,787            141,782
Arteva, S.A. de C.V.                                    2,249              9,053
Advances to employees                                  11,517                  -
Insurance claims                                        3,066              4,412
Loans to employees                                        186              4,616
Guarantee deposits                                      4,788              3,049
Other                                                  25,068             24,569
--------------------------------------------------------------------------------
                                            Ps.       202,414     Ps.    327,667
--------------------------------------------------------------------------------

The changes in the allowance for doubtful accounts are as follows:

-------------------------------------------------------------------------------
                                                      2002                2001
-------------------------------------------------------------------------------
Balance at the beginning of the year        Ps.                  Ps.    13,932
                                                     9,380
Provision for the year                               18,074              19,650
Write-offs                                          (14,849)            (23,458)
Restatement of initial balance                       (1,580)               (744)
-------------------------------------------------------------------------------
Balance at the end of the year              Ps.     11,025       Ps.      9,380
-------------------------------------------------------------------------------


Note 6.   Inventories.

-------------------------------------------------------------------------------
                                                       2002               2001
-------------------------------------------------------------------------------
Finished products                           Ps.     205,909      Ps.   192,825
Raw materials                                       240,640            251,047
Spare parts                                          76,804             80,216
Advances to suppliers                               217,782             45,897
Work-in-process                                       1,294                898
Advertising and promotional materials                 4,357              5,642
-------------------------------------------------------------------------------
                                            Ps.     746,786      Ps.   576,525
-------------------------------------------------------------------------------


Note 7.   Prepaid Expenses.

--------------------------------------------------------------------------------
                                                       2002                2001
-------------------------------------------------------------------------------
Advertising                                 Ps.      48,612      Ps.     14,869
Insurance                                             1,964               3,081
Other                                                20,418              10,428
--------------------------------------------------------------------------------
                                            Ps.      70,994      Ps.     28,378
--------------------------------------------------------------------------------

    The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2002, 2001 and 2000 are as follows:

--------------------------------------------------------------------------------------------------
                                                     2002                2001                2000
--------------------------------------------------------------------------------------------------
Advertising                                       490,927     Ps.     497,071      Ps.    616,584
Promotional expenses                              121,498             104,751             114,099
--------------------------------------------------------------------------------------------------


Note 8.   Investments in Shares.

---------------------------------------------------------------------------------------------------
Company                                      Ownership                    2002                2001
---------------------------------------------------------------------------------------------------
Coca-Cola FEMSA:
    Industria Envasadora de
    Queretaro, S.A. de C.V. ("IEQSA")       19.60%             Ps.      67,643      Ps.     62,313
Coca-Cola FEMSA de Buenos Aires:
    Complejo Industrial Can, S.A. ("CICAN") 48.10%                      46,417              63,923
Other                                       Various                      1,881               1,808
---------------------------------------------------------------------------------------------------
                                                               Ps.     115,941      Ps.    128,044
---------------------------------------------------------------------------------------------------


Note 9.   Property, Plant and Equipment.

--------------------------------------------------------------------------------
                                                       2002                2001
--------------------------------------------------------------------------------
Land                                      Ps.       771,104  Ps.        757,171
Buildings                                         2,469,411           2,355,133
Machinery and equipment                           6,196,478           5,645,105
Accumulated depreciation                        (3,112,760)         (2,637,529)
Construction in progress                            360,655             305,520
Bottles and cases                                   284,218             212,308
--------------------------------------------------------------------------------
                                          Ps.     6,969,106  Ps.      6,637,708
--------------------------------------------------------------------------------

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments, which at December 31, 2001 amounted to Ps. 25,225 (nominal value). Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operations.


Note 10.   Deferred Charges.

--------------------------------------------------------------------------------
                                                       2002                2001
--------------------------------------------------------------------------------
Refrigeration equipment                   Ps.       385,736  Ps.        305,496
Leasehold improvements                               27,741              66,260
Intangible labor asset (see Note 13)                 12,620              10,035
Bonus program (see Note 14)                               -               2,902
Yankee bond                                          23,236              29,634
Agreements with customers                            72,293              67,190
Pallets                                              55,327              35,678
Deferred acquisition costs                          261,477                   -
Other                                                     -              10,139
--------------------------------------------------------------------------------
                                          Ps.       838,430  Ps.        527,334
--------------------------------------------------------------------------------


Note 11.   Balances and Transactions with Related Parties and Associated
           Companies.

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

a)  FEMSA and Subsidiaries:

-------------------------------------------------------------------------------------------------------
Balance Sheet                                                                    2002             2001
-------------------------------------------------------------------------------------------------------
 Assets (accounts receivable)                                         Ps.       18,670   Ps.     19,341
Liabilities (suppliers and other liabilities)                                 200,162          116,923
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Income Statement                                            2002                 2001              2000
-------------------------------------------------------------------------------------------------------
   Sales and other revenues                   Ps.       139,928     Ps.      118,420   Ps.      87,985
    Purchases of inventories                             825,957              550,848           616,325
    Operating expenses                                   660,378              626,913           673,651
-------------------------------------------------------------------------------------------------------
 b)  The Coca-Cola Company:
-------------------------------------------------------------------------------------------------------
Balance Sheet                                                                   2002               2001
-------------------------------------------------------------------------------------------------------
Assets (accounts receivable)                                         Ps.     113,753    Ps.     140,186
Liabilities (suppliers and other liabilities)                                312,329            152,904
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Income Statement                                            2002                2001               2000
-------------------------------------------------------------------------------------------------------
    Purchases of concentrate                   Ps      2,558,521     Ps.   2,643,392    Ps.   2,586,255
    Interest expense                                      14,726              23,248             28,604
-------------------------------------------------------------------------------------------------------

 c)  Other associated companies:

     For the years ended December 31, 2002, 2001 and 2000, the Company's subsidiaries received services from other companies in which stockholders of the Company have and equity interest.


--------------------------------------------------------------------------------------------------------
Interest:                                                 2002                 2001                 2000
--------------------------------------------------------------------------------------------------------
    Expense                                   Ps.             -      Ps.         -      Ps.         33
    Income                                               63,408             62,701              15,827
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Purchases of canned products from:                         2002                 2001                2000
--------------------------------------------------------------------------------------------------------
    IEQSA                                     Ps.       171,802      Ps.     429,945    Ps.      220,004
    CICAN                                                62,885              122,003             133,100
--------------------------------------------------------------------------------------------------------



Note 12.   Balances and Transactions in Foreign Currency.

Assets, liabilities and transactions denominated in a foreign currency other than the functional currency of the reporting unit, translated into U.S. dollars, are as follows:


    -------------------------------------------------------------------------------------------------------------------
                                                                           Thousands of U.S. Dollars
                                                         --------------------------------------------------------------
                                           Applicable
                                          Exchange Rate
    Balances:                                  (1)               Short-Term             Long-Term                Total
    -------------------------------------------------------------------------------------------------------------------
    December 31, 2002:       Assets               10.459      $       320,660       $             -     $      320,660
                             Liabilities                                7,763               303,070            310,833

    December 31, 2001:       Assets                 9.18      $       182,935       $             -     $      182,935
                             Liabilities                                7,772               303,959            311,731
    -------------------------------------------------------------------------------------------------------------------
(1)      Mexican pesos per U.S. dollar.

    -------------------------------------------------------------------------------------------------------------------
    Income Statement                                                             Thousands of U.S. Dollars
    -------------------------------------------------------------------------------------------------------------------
                                                                         2002                  2001               2000
    -------------------------------------------------------------------------------------------------------------------
        Interest income                                       $         2,931       $         2,333   $            208
        Interest expenses and commissions                              28,043                28,809             28,428
    -------------------------------------------------------------------------------------------------------------------
                                                              $      (25,112)       $      (26,476)   $       (28,220)
    -------------------------------------------------------------------------------------------------------------------

As of January 21, 2003, the issue date of these consolidated financial statements, the exchange rate was 10.696 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that at December 31, 2002.


Note 13.   Labor Liabilities.

The actuarial calculations for the Mexican subsidiaries' pension and retirement plan and seniority premiums and the cost for the year were determined using the following long-term assumptions:

    --------------------------------------------------------------------
                                                       Real Rates
    --------------------------------------------------------------------
       Annual discount rate                                 6.00 %
       Salary increase                                      2.00 %
       Return on assets                                     6.00 %
    --------------------------------------------------------------------

In June 2001 the Company decreased the projected service obligation derived from a change in the actuarial calculations motivated by a confirmation received from the Mexican Social Security Institute ("IMSS") regarding the interpretation of
Article 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.

The balances of the liabilities and the trust assets, as well as the expenses for the year are as follows:

--------------------------------------------------------------------------------------------------------------------
Pension and retirement plans:                                                               2002               2001
--------------------------------------------------------------------------------------------------------------------
    Vested benefit obligation                                                   Ps.       56,721      Ps.    63,208
    Non-vested benefit obligation                                                         90,010             48,032
--------------------------------------------------------------------------------------------------------------------
    Accumulated benefit obligation                                                       146,731            111,240
    Excess of projected benefit obligation over accumulated benefit
    obligation                                                                            26,196             15,701
--------------------------------------------------------------------------------------------------------------------
    Projected benefit obligation                                                         172,927            126,941
    Plan assets at fair value                                                           (35,326)           (40,237)
--------------------------------------------------------------------------------------------------------------------
    Unfunded projected benefit obligation                                                137,601             86,704
    Unrecognized net transition obligation services                                     (14,258)            (1,117)
    Unrecognized actuarial net gain                                                       39,580             69,039
--------------------------------------------------------------------------------------------------------------------
    Total                                                                       Ps.      162,923      Ps.   154,626
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Seniority premiums:                                                                         2002                2001
--------------------------------------------------------------------------------------------------------------------
    Vested benefit obligation                                                   Ps.        5,133      Ps.     5,380
    Non-vested benefit obligation                                                         15,897             13,313
--------------------------------------------------------------------------------------------------------------------
    Accumulated benefit obligation                                                        21,030             18,693
    Excess of projected benefit obligation over accumulated benefit
        obligation                                                                         1,936              1,756
--------------------------------------------------------------------------------------------------------------------
    Projected benefit obligation                                                          22,966             20,449
    Unrecognized net transition obligation services                                      (2,201)             (2,334)
    Unrecognized net loss                                                               (12,194)             (9,026)
--------------------------------------------------------------------------------------------------------------------
                                                                                           8,571               9,089
    Additional labor liability                                                            12,620              10,035
--------------------------------------------------------------------------------------------------------------------
    Total                                                                       Ps.       21,191      Ps.     19,124
--------------------------------------------------------------------------------------------------------------------
Total Labor Liabilities                                                         Ps.      184,114      Ps.    173,750
--------------------------------------------------------------------------------------------------------------------


                                                         -----------------------------------------------------------
Expense for the Year:                                                  2002                  2001               2000
--------------------------------------------------------------------------------------------------------------------
Pension and retirement plan                                Ps.       11,907      Ps.       11,132     Ps.     22,929
Seniority premiums                                                    5,218                 4,996              5,276
--------------------------------------------------------------------------------------------------------------------
                                                           Ps.       17,125      Ps.       16,128     Ps.     28,205
--------------------------------------------------------------------------------------------------------------------

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the real behavior of those variables at the end of the year.

At December 31, 2002 and 2001, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in "Deferred charges, net" (see Note 10).

The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan trust by certain subsidiaries amounted to Ps. 100 (nominal value) at December 31, 2001.

The integral cost of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 5,286, Ps. 5,285 and Ps. 9,667 for the years ended December 31, 2002, 2001 and 2000, respectively.


Note 14.   Bonus Program.

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers were to be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer's salary and the amount of the increase in real terms in the market value of FEMSA and Coca-Cola FEMSA shares, during the preceding five years, provided that no payments would be made unless the market value of FEMSA and Coca-Cola FEMSA shares (equal parts) have at least doubled in real terms by such fifth anniversary. In March 2002, the Company amended certain terms of the program and extended the program by one year. As a result, the program will not expire until March 2003.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options related to FEMSA shares, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in other assets, net and was amortized over the original five-year term of the options. As of December 31, 2002, the amount has been completely amortized, and as of December 31, 2001 the unamortized cost amounted to Ps. 2,902 (see Note
10).

The purchased options are "marked to market", and any income derived therefore is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements, no income has been recorded.

Additionally, in 1999 the Company instituted a new compensation plan for certain key executives, which consists of granting them an annual bonus based on each executive's responsibilities within the organization and the executives' performance during the previous year, which is accrued over a period of five years beginning in 1999. The annual bonus is recorded in the results of operations of the year.

For each key executive, on an annual basis, the net after-tax amount will be irrevocably transferred in kind to a trust, which through the instructions of a technical committee can:

o Acquire stock of FEMSA or any of Fits subsidiaries that are listed on the Mexican stock exchange or certificates of deposit that represent shares listed in the NYSE, and/or

o    Acquire purchase options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.


Note 15.   Bank Loans.

Long-term bank loans and notes payable of the Company are as follows (denominated in U.S. dollars, unless otherwise indicated):

----------------------------------------------------------------------------------------------
Bank                                     Interest Rate                2002               2001
----------------------------------------------------------------------------------------------
Fixed interest rate:
  Yankee Bond                                8.95%       Ps.     2,091,800    Ps.   1,940,652
  Private placement with Citibank, N.A.      9.40%               1,045,900            970,326
  GE Capital Leasing                         9.44%                  36,908             40,777
----------------------------------------------------------------------------------------------
                                                                 3,174,608          2,951,755
----------------------------------------------------------------------------------------------
Various                                    Libor + 2%                4,496             11,036
----------------------------------------------------------------------------------------------
Current maturities of long-term debt                               (9,294)           (13,400)
----------------------------------------------------------------------------------------------
                                                         Ps.     3,169,810    Ps.   2,949,391
----------------------------------------------------------------------------------------------

As of December 31, 2002 and 2001 the Libor rate was 1.38% and 1.88%, respectively.

Maturities of long-term bank loans as of December 31, 2002 are as follows:

      ---------------------------------------------------------------
      2004                                           Ps.   1,055,194
      2005                                                     7,047
      2006                                                 2,098,846
      2007                                                     6,961
      2008                                                     1,762
      ---------------------------------------------------------------
                                                    Ps.    3,169,810
      ---------------------------------------------------------------

As of December 31, 2002, the Company was in compliance with all restrictions and covenants established in its loan agreements.


Note 16.   Fair Value of Financial Instruments.

a)   Long-term Debt:
     The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term notes payable is based on quoted market prices.

      ---------------------------------------------------------------------
                                                  2002                2001
      ---------------------------------------------------------------------
      Carrying value                  Ps.    3,179,096     Ps.   2,962,791
      Fair value                             3,600,030           3,294,218
      ---------------------------------------------------------------------

b)   Cash-Settled Options:
     The terms of accounting for the cash-settled options are described in Note
     14. The fair value was estimated based on quoted market prices to terminate the contracts at the reporting date.

c)   Forward Agreements to Purchase-Sell U.S. Dollars:
     At December 31, 2002 and December 31, 2001, the Company does not have any forward agreements to hedge its operations denominated in U.S. dollars.

     As of December 31, 2000, the Company had 35 contracts to buy and sell U.S. dollars for a total amount of $131,400 maturing during 2001. The agreements for the sale of U.S. dollars were for the same amount and mature on the same date as the agreements to purchase U.S. dollars. The goal was to manage the Company's foreign exchange risk. The Company had 10 forward agreements to purchase Argentine pesos for a total amount of $100,000, which expired during November and December 2001.


d)   Call Options:
     At December 31, 2000, the Company had contracts to purchase and sell U.S. dollars for a total amount of $87,600 during 2001.

e)   Commodity Price Contracts:
     On December 31, 2002 the Company signed various derivative contracts with different financial institutions to hedge the cost of aluminum for 2003 and 2004. These contracts vary in nature to diversify the instruments, thereby minimizing the risk for the Company.

      -------------------------------------------------------------------------
         Maturity            Contract          Notional         Fair Value
           Date                Type             Amount
      -------------------------------------------------------------------------
           2003               Seagull        Ps.   23,806      Ps.   (894)
                              Swaps                53,589            (929)
      -------------------------------------------------------------------------
           2004               Swaptions            34,556          (2,381)
                              Swaps                20,189            (427)
      -------------------------------------------------------------------------


The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as original contracted.


Note 17.   Stockholders' Equity.

As of December 31, 2002, the capital stock of the Company is comprised of 1,425 million common shares without par value and with foreign ownership restrictions. Fixed capital amounts to Ps. 633,250 (nominal value) and variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

     o Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock.

     o Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the total subscribed capital stock.

     o Series "D" shares have open subscription and cannot exceed 49% of the ordinary shares.

     o    Series "L" shares have limited voting and other corporate rights.

In addition, 270,750 thousand series "B" shares and 204,000 thousand series "L" shares have been authorized and issued but not subscribed.

As of December 31, 2002, Coca-Cola FEMSA's capital stock is comprised as follows:

--------------------------------------------------------------------------------
         Series                                                 Number of Shares
--------------------------------------------------------------------------------
           A                                                             726,750
           D                                                             427,500
           L                                                             270,750
--------------------------------------------------------------------------------
         Total                                                         1,425,000
--------------------------------------------------------------------------------

The restatement of stockholders' equity at December 31, 2002 for inflation is allocated to each of the various stockholders' equity accounts as follows:

-------------------------------------------------------------------------------------------------
                                           Historical           Restatement            Restated
                                                                                           Value
-------------------------------------------------------------------------------------------------
Capital stock                        Ps.      633,250    Ps.      1,736,310     Ps.    2,369,560
Additional paid-in capital                    305,505             1,361,625            1,667,130
Retained earnings from prior years          4,145,392             2,514,030            6,659,422
Net income for the year                     2,513,967                50,251            2,564,218
-------------------------------------------------------------------------------------------------

At an ordinary stockholders' meeting held on March 11, 2002, dividends in the amount of 0.3937 Mexican pesos per share (nominal value) were declared and subsequently paid in May 2002.

At an ordinary stockholder meeting held on March 11, 2002, the stockholders approved a maximum of Ps. 400,000 for a stock repurchase program.

The net income of each Mexican subsidiary is subject to a legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2002, the legal reserve for Coca-Cola FEMSA amounts to Ps. 126,650 (nominal value).

From 1999 until 2002, the income tax rate was 35%, allowing the Company to defer payment of 3% in 1999 and 5% in 2000 and 2001, until the date on which the earnings were distributed as dividends on consolidated taxable income. Beginning in 1999, a previously taxable net income reinvested (Cuenta de Utilidad Fiscal Neta Reinvertida, "CUFINRE") was created. As of December 31, 2002, this item amounts to Ps. 4,847,626.

Beginning in 2002, based on the latest tax reform, the right to defer taxes is no longer available, and CUFINRE has to be applied before CUFIN.




Note 18.   Net Income per Share.

This represents the net income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.


Note 19.   Tax System.

a)   Income Taxes:
     Mexican income tax is computed on taxable income, which differs from accounting income principally due to the differences between purchases and cost of sales, the treatment of the integral cost of financing, the relative cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar in concept to the gain on monetary position.

     The statutory income tax rate from 2000 through 2002 is 35%. Beginning in 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%.

     The taxable income of Coca-Cola FEMSA Buenos Aires differs from accounting income mainly due to the differences in depreciation and labor liability provisions. The Argentine income tax rate is 35%.

b)   Tax on Assets:
     The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at a tax-restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax for the year. If in the year there is a tax on assets payment, this amount may be credited against any excess of income taxes over the tax on assets of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

     The tax laws in Argentina established a Tax on Minimum Presumptive Income
     (TMPI), which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes for the year. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

c)   Employee Profit Sharing:
     Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset or liability is due, and the other effects of inflation are also excluded.

     The present tax law in Argentina does not consider any employee profit sharing.

d)   Deferred Income Taxes:
     Beginning in 2000 revised Bulletin D-4 requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

     The temporary differences that generated deferred income tax liabilities (assets) are as follows:

     -----------------------------------------------------------------------------------------
     Deferred Income Taxes                                              2002             2001
     -----------------------------------------------------------------------------------------
         Current:
                Inventories                                    Ps.   117,498    Ps.   176,343
                Other reserves                                       (59,335)         (54,913)
         Noncurrent:
                Property, plant and equipment (1)                    624,157          415,436
                Investments in shares                                 20,483           22,946
                Deferred charges                                     147,256          171,278
                Pension plan and seniority premiums                  (62,673)         (60,812)
     -----------------------------------------------------------------------------------------
                                                               Ps.   787,386    Ps.   670,278
     -----------------------------------------------------------------------------------------

(1)  Including bottles and cases.


     As mentioned in clause a) above, in accordance with the tax reform the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2002 and 2001, based on the expected dates of reversal of the temporary differences.

     The changes in the balance of the deferred income taxes for the year are as follows:

     -----------------------------------------------------------------------------------------
                                                                        2002             2001
     -----------------------------------------------------------------------------------------
     Balance at the beginning of the year                      Ps.   670.278    Ps.   700,896
         Provision for the year                                      125,843           51,001
         Change on the statutory rate                                (41,323)         (25,929)
         Result of holding nonmonetary assets                         32,588          (55,690)
     -----------------------------------------------------------------------------------------
     Balance at the end of the year                            Ps.   787,386    Ps.   670,278
     -----------------------------------------------------------------------------------------


e)   Income Taxes, Tax on Assets and Employee Profit Sharing Provisions:

                                              ------------------------------------------------------------
                                                           2002                  2001                2000
     -----------------------------------------------------------------------------------------------------
     Current income tax                        Ps.    1,627,036      Ps.    1,306,123    Ps.      843,662
     Deferred income tax                                 84,520                25,072              57,056
     Current employee profit sharing                    131,307               129,867             124,837
     -----------------------------------------------------------------------------------------------------
                                               Ps.    1,842,863      Ps.    1,461,062    Ps.    1,025,555
     -----------------------------------------------------------------------------------------------------

     As of December 31, 2002 the Company does not have unamortized tax loss carryforwards or refundable tax on assets.

     ---------------------------------------------------------------------------------------------------------
                                                              2002                 2001                  2000
     ---------------------------------------------------------------------------------------------------------
     Statutory tax rate                                     35.00%               35.00%                35.00%
             Gain from monetary position                     (3.06)               (0.75)                (0.70)
             Inflationary component                           0.58                 0.97                  0.50
             Non-deductible expenses and other                0.95                (0.15)                 3.16
             Goodwill impairment                              3.44                    -                     -
     ---------------------------------------------------------------------------------------------------------
     Effective tax rate                                     36.91%               35.07%                37.96%
     ---------------------------------------------------------------------------------------------------------


Note 20.   Contingencies and Commitments.

a)   Contingencies:
     During 2002, the Company initiated an appeal related to the Special Tax on Products and Services (IEPS) applicable to inventories produced with high fructose content at the end of 2001 and early in 2002. The Company expects a favorable decision based on a legal opinion of the Company's tax attorneys.

b)   Commitments:

     As of December 31, 2002 the Company leases certain machinery and distribution equipment. The minimum lease commitments under the lease agreements are as follows:

     -------------------------------------------------------------------------
                                                            $           Ps.
     -------------------------------------------------------------------------
     2002                                                 5,749        60,130
     2003                                                 5,958        62,314
     2004                                                 5,232        54,722
     2005                                                 1,772        18,535
     2006                                                 1,259        13,162
     2007                                                   164         1,719
     -------------------------------------------------------------------------
                                                         20,134       210,582
     -------------------------------------------------------------------------

Note 21.   Information by Segment.

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is presented as follows:

------------------------------------------------------------------------------------------------------------------------
2002                                                                        Mexico           Buenos               Total
                                                                                          Aires (1)
------------------------------------------------------------------------------------------------------------------------
Total revenues                                                  Ps.     16,198,490  Ps.   1,421,528    Ps.   17,620,018
Income from operations (1)                                               4,421,429           18,738           4,440,167
Interest expenses                                                          330,189            3,935             334,124
Interest income                                                            247,225            5,362             252,587
Income tax                                                               1,728,367         (16,811)           1,711,556
Employee profit sharing                                                    131,307                -             131,307
Depreciation and goodwill amortization                                     402,802          155,442             558,244
Goodwill impairment                                                        240,150          161,673             401,823
Breakage of bottles and cases, amortization and other                      470,228            9,790             480,018
Goodwill (2)                                                               106,412          152,047             258,459
Total long-term assets                                                   7,041,957          881,520           7,923,477
Total assets (3)                                                        14,777,920        1,262,466          16,040,386
Recoverable taxes                                                          132,158                -             132,158
Total liabilities (3)                                                    5,677,502          246,550           5,924,052
Tax liability (4)                                                        1,004,422          120,193           1,124,615
Capital expenditures  (5)                                                1,277,683           63,214           1,340,897
------------------------------------------------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                                   Ps.    15,180,604  Ps.   1,548,869    Ps.   16,729,473
Income from operations (1)                                               3,828,850           44,051           3,872,901
Interest expenses                                                          327,422            2,340             329,762
Interest income                                                            273,423              384             273,807
Income tax                                                               1,299,890           31,305           1,331,195
Employee profit sharing                                                    129,867                -             129,867
Depreciation and goodwill amortization                                     520,215          175,051             695,266
Breakage of bottles and cases, amortization and other                      356,541           14,135             370,676
Goodwill (2)                                                               115,125          780,858             895,983
Total long-term assets                                                   6,957,571          335,515           7,293,086
Total assets (3)                                                        12,895,963        1,364,450          14,260,413
Total liabilities (3)                                                    4,978,898          352,338           5,331,236
Tax liability (4)                                                        1,143,523          105,651           1,249,174
Capital expenditures (5)                                                   800,243           25,915             826,158
-------------------------------------------------------------------------------------------------------------------------
2000
-------------------------------------------------------------------------------------------------------------------------
Total revenues                                                   Ps.    14,477,916  Ps.   1,557,473    Ps.   16,035,389
Income from operations (1)                                               3,052,986           27,211           3,080,197
Interest expenses                                                          363,747            2,769             366,516
Interest income                                                            131,838            5,765             137,603
Income tax                                                                 869,745           30,973             900,718
Employee profit sharing                                                    124,837                -             124,837
Depreciation and goodwill amortization                                     570,979          188,034             759,013
Breakage of bottles and cases, amortization and other                      473,237           34,571             507,808
Capital expenditures (5)                                                   874,489           46,097             920,586
-------------------------------------------------------------------------------------------------------------------------

(1)  Includes effect of goodwill amortization.
(2) As of December 31, 2002 and 2001, the Company does not have any identifiable intangible assets other than goodwill as all previously acquired intangible assets were classified as goodwill.
(3) Recoverable taxes and tax liability are not included in total assets and total liabilities.
(4)  Includes deferred long-term income tax for 3% (see Note 19)
(5) Includes investments and divestiture in property, plant and equipment as well as deferred charges.


Note 22.   Differences Between Mexican GAAP and US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported net stockholder's equity and comprehensive income to US GAAP is presented in Note 23. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for inflation effects as required by Bulletin B-10, "Reconocimiento de los Efectos de Inflacion en la Informacion Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described as follow:

a)   Restatement of Prior Year Financial Statements:
     As explained in Note 4 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years were restated using NCPI factors, and for foreign subsidiaries for prior years was restated using the inflation rate of the country in which the foreign subsidiary is located, then translated to Mexican pesos at the year-end exchange rate (see Note 3).

     Under US GAAP the restatement of prior year financial statements is not required. The Company follows the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which requires that the prior financial statements must be restated in constant units of the reporting currency, in this case, the Mexican peso, which requires the restatement of such prior-year amounts using NCPI factors. Additionally, all other US GAAP adjustments for prior years have been restated based upon SEC methodology.

b)   Classification Differences:
     Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:
     o As explained in Note 4 c), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.
     o The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

c)   Promotional Expenses:
     As explained in Note 4 d), for Mexican GAAP purposes the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, all promotional costs are expensed as incurred.

d)   Goodwill:
     As mentioned in Note 4 i), under Mexican GAAP, goodwill must be amortized over a period of no more than 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, effective January 1, 2002 goodwill is no longer subject to amortization, but rather it is subject to periodic assessment for impairment by applying a fair-value-based test.

     In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by $37,335 (Ps. 0.03 per share) for the year ended December 31, 2002. A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:


     ------------------------------------------------------------------------------------------------------------
                                                      2002                   2001                    2000
     ------------------------------------------------------------------------------------------------------------
           Reported net income                        Ps.  2,524,006        Ps. 2,300,509           Ps. 1,543,291
           Add:  Goodwill amortization                             -              117,499                 129,448
     ------------------------------------------------------------------------------------------------------------
           Adjusted net income                        Ps.  2,524,006        Ps. 2,418,008           Ps. 1,672,739
     ------------------------------------------------------------------------------------------------------------
           Reported net income per share              Ps.       1.77        Ps.      1.61           Ps.      1.08
           Add:  Goodwill amortization                             -                 0.08                    0.09
     ------------------------------------------------------------------------------------------------------------
           Adjusted net income per share              Ps.       1.77        Ps.      1.69           Ps.      1.17
     ------------------------------------------------------------------------------------------------------------

     In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test as of January 1, 2002 and found no impairment. The Company will perform subsequent impairment tests annually, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests.

e)   Restatement of Imported Machinery and Equipment:
     As explained in Note 4 e), in accordance with Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso. Under US GAAP the restatement of machinery and equipment is not required. The Company follows the SEC regulations, which require all machinery and equipment, both domestic and imported, has been restated using NCPI factors.

f)   Capitalization of the Integral Result of Financing:
     Under Mexican GAAP, the capitalization of the integral cost of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral cost of financing.

     In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets.

     Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the net income and stockholders' equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized, not to exceed interest expense. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as noted above is reduced by the gain on monetary position associated with the debt.

g)   Financial Instruments:
     In accordance with Mexican GAAP, as mentioned in Note 4 o), beginning in January 2001 Bulletin C-2 became effective.

     Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument's fair value be recognized in:

     o    The net income of the year; or

     o Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

     For purposes of SFAS No. 133, the Company has elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments was recognized in the income statement as a change in accounting principles under US GAAP at January 1, 2001.

     Prior to 2001, in accordance with Mexican GAAP the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with US GAAP the income statement effect was determined by the difference between the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference on a straight-line basis over the term of the contract.

h)   Deferred Income Taxes and Employee Profit Sharing:
     The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:

     o Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.

     o Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

     o Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002 for the changes mentioned in Note 19 a).

     o Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP the same liability method as used for deferred income taxes is applied. Also, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

     The differences in the restatement of imported machinery and equipment and the capitalization of financing costs, the pension plan and financial instruments under Mexican GAAP have a different treatment than under US GAAP (see Note 22 e, f, g and i). As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP (see Note 19 d).


     ---------------------------------------------------------------------------------------------
     Reconciliation of Deferred Income Taxes                              2002             2001
     ---------------------------------------------------------------------------------------------
     Deferred income taxes under Mexican GAAP                    Ps.   787,386      Ps.   670,278
     ---------------------------------------------------------------------------------------------
     Inflationary adjustment Mexico                                          -             30,118
     ---------------------------------------------------------------------------------------------
     US GAAP adjustments:
         Property, plant and equipment, net                            103,852            241,190
         Pension and retirement plans                                    1,105              1,478
     ---------------------------------------------------------------------------------------------
     Total adjustments                                                 104,957            242,668
     ---------------------------------------------------------------------------------------------
     Deferred income taxes under US GAAP                         Ps.   892,343      Ps.   943,064
     ---------------------------------------------------------------------------------------------

     The changes in the balance of the deferred income taxes for the year are as follows:

      --------------------------------------------------------------------------------------------
                                                                          2002             2001
      --------------------------------------------------------------------------------------------
      Balance at the beginning of the year                       Ps.   943,064      Ps. 1,031,682
          Provision for the year                                        23,682             23,705
          Change on the statutory rate                                 (53,828)                 -
          Cumulative translation adjustment                            (20,575)          (112,323)
      --------------------------------------------------------------------------------------------
       Balance at the end of the year                            Ps.   892,343     Ps.    943,064
      --------------------------------------------------------------------------------------------

      --------------------------------------------------------------------------------------------
      Reconciliation of Deferred Employee Profit Sharing                   2002              2001
      --------------------------------------------------------------------------------------------
      Deferred employee profit sharing under Mexican GAAP        Ps.         -     Ps.          -
      --------------------------------------------------------------------------------------------
      US GAAP adjustments:
          Inventories                                                   34,558             50,397
          Property, plant and equipment, net                           358,429            252,259
          Deferred charges                                              41,456             31,825
          Pension and retirement plans                                 (17,323)           (15,843)
          Other reserves                                               (13,110)            (8,921)
      --------------------------------------------------------------------------------------------
      Total adjustments                                                404,010            309,717
      --------------------------------------------------------------------------------------------
      Deferred employee profit sharing under US GAAP             Ps.   404,010     Ps.    309,717
      --------------------------------------------------------------------------------------------

      The changes in the balance of the deferred employee profit sharing for the year are as follows:

      --------------------------------------------------------------------------------------------
                                                                           2002              2001
      --------------------------------------------------------------------------------------------
      Balance at the beginning of the year                       Ps.   309,717     Ps.    225,090
          Provision for the year                                        96,810             86,336
          Inflation effect                                              (2,517)            (1,709)
      --------------------------------------------------------------------------------------------
       Balance at the end of the year                            Ps.   404,010     Ps.     309,717
      --------------------------------------------------------------------------------------------


i)   Pension Plans:
     Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Labor Obligations", which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions".

     The effect of the initial application of both bulletins generates a difference in the unamortized prior service costs and in the amortization expense. Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums.

     The Company prepared a study of pension costs under US GAAP based on actuarial calculations, using the same assumptions used under Mexican GAAP (see Note 13).

     The required disclosures under SFAS No. 87 are as follows:

     -------------------------------------------------------------------------------------------------------------------
     Net pension cost:                                                       2002             2001                 2000
     -------------------------------------------------------------------------------------------------------------------
         Service cost                                             Ps.      10,029  Ps.       8,535    Ps.        14,644
         Interest cost                                                      6,766            7,235               11,804
         Actual return on plan assets                                      (2,658)          (3,124)              (2,690)
         Net amortization and deferral                                     (1,163)          (1,890)                (421)
     -------------------------------------------------------------------------------------------------------------------
         Net pension cost (US GAAP)                                        12,974           10,756               23,337
         Net pension cost recorded (Mexican GAAP)                          11,907           11,132               22,929
     -------------------------------------------------------------------------------------------------------------------
            Additional (income) expense that must be              Ps.       1,067  Ps.        (376)    Ps.          408
              recognized under US GAAP
     -------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------
     Pension liability                                                                        2002                 2001
     -------------------------------------------------------------------------------------------------------------------
         Projected benefit obligation                                              Ps.     172,928    Ps.       129,458
         Plan assets at fair value                                                         (35,326)             (40,237)
     -------------------------------------------------------------------------------------------------------------------
         Unfunded projected benefit obligation                                             137,602               89,221
         Unrecognized net transition obligation                                            (17,763)              (5,384)
         Unrecognized net gain                                                              39,928               66,566
     -------------------------------------------------------------------------------------------------------------------
         Total unfunded accrued pension liability under US GAAP                            159,767              150,403
         Total unfunded accrued pension liability under Mexican GAAP                      (162,923)            (154,626)
     -------------------------------------------------------------------------------------------------------------------
           Liability that must be canceled under US GAAP                           Ps.      (3,156)    Ps.       (4,223)
     -------------------------------------------------------------------------------------------------------------------


     The changes during the year in the projected benefit obligation of the pension plan, as well as the changes in the plan assets at market value, are as follows:

     -------------------------------------------------------------------------------------------------------------------
     Change in Projected Benefit Obligation                                                   2002                 2001
     -------------------------------------------------------------------------------------------------------------------
      Obligation at the beginning of the year                                      Ps.     129,458    Ps.       197,354
         Service cost                                                                       10,029                8,535
         Interest cost                                                                       6,766                7,235
         Actuarial loss                                                                     34,244              (78,181)
         Benefits paid                                                                       (7,56)              (5,485)
     -------------------------------------------------------------------------------------------------------------------
     Obligation at the end of the year                                             Ps.     172,928    Ps.       129,458
     -------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------
     Change in Plan Assets at Fair Value                                                      2002                 2001
     -------------------------------------------------------------------------------------------------------------------
      Balance at the beginning of the year                                         Ps.      40,237    Ps.        42,488
         Actual return on plan assets in real terms                                          2,658                3,124
         Actuarial gain                                                                          -                  110
         Benefits paid                                                                      (7,569)              (5,485)
     -------------------------------------------------------------------------------------------------------------------
     Balance at the end of the year                                                Ps.      35,326    Ps.        40,237
     -------------------------------------------------------------------------------------------------------------------


j)   Comprehensive Income:
     In Note 23 c), a reconciliation of comprehensive income under Mexican GAAP to US GAAP is presented. The reconciling items include adjustments to net income and other comprehensive income.

k)   Statement of Cash Flows:
     Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situacion Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

     In accordance with US GAAP the Company follows SFAS No. 95, "Statement of Cash Flows", excluding the effects of inflation (see Note 22 l).

l)   Summarized Financial Information under US GAAP:

     -------------------------------------------------------------------------------------------------------------------
     Balance Sheets                                                                            2002                2001
     -------------------------------------------------------------------------------------------------------------------
     Current assets                                                                Ps.    7,980,319   Ps.     6,146,346
     Fixed assets                                                                         7,267,583           7,369,458
     Other assets                                                                         1,250,163           1,645,562
     -------------------------------------------------------------------------------------------------------------------
     Total assets                                                                        16,498,065          15,161,366
     -------------------------------------------------------------------------------------------------------------------
     Current liabilities                                                                  2,620,631           2,680,894
     Long-term liabilities                                                                3,353,575           2,966,102
     Other liabilities                                                                    1,584,900           1,620,033
     -------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                    7,559,106           7,267,029
     Stockholders' equity                                                                 8,938,959           7,894,337
     -------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                    Ps.   16,498,065   Ps.    15,161,366
     -------------------------------------------------------------------------------------------------------------------


                                                               ---------------------------------------------------------
                                                                             2002              2001                2000
     Income Statements
     -------------------------------------------------------------------------------------------------------------------
     Total revenues                                              Ps.   17,620,018  Ps.   18,501,573   Ps.    18,302,044
     Income from operations                                             4,220,272         3,790,313           3,152,121
     Income before income taxes                                         4,186,521         3,648,533           2,493,590
     Income taxes                                                       1,662,515         1,348,024             950,299
     -------------------------------------------------------------------------------------------------------------------
     Net income                                                         2,524,006         2,300,509           1,543,291
     Cumulative translation result                                       (676,015)       (1,617,223)           (198,506)
     Result of holding nonmonetary assets                                (218,391)          373,329              (7,982)
     -------------------------------------------------------------------------------------------------------------------
     Comprehensive income                                               1,629,600         1,056,615           1,336,803
     -------------------------------------------------------------------------------------------------------------------
     Weighted average common shares outstanding                         1,425,000         1,425,000           1,425,000
     -------------------------------------------------------------------------------------------------------------------
     Net comprehensive income per share                          Ps.         1.14  Ps.         0.74   Ps.          0.94
     -------------------------------------------------------------------------------------------------------------------


                                                               ---------------------------------------------------------
     Cash Flows                                                              2002              2001                2000
     -------------------------------------------------------------------------------------------------------------------
     Net income                                                  Ps.    2,524,210  Ps.    2,250,232   Ps.     1,456,697
     Non-cash items                                                       966,682         1,055,704           1,164,102
     Other expenses                                                       377,531            39,729              (6,133)
     Working capital investment                                           155,207           288,719             250,849
     Taxes                                                                 (1,067)           31,792            (322,601)
     -------------------------------------------------------------------------------------------------------------------
     Net cash flows from operating activities                           4,022,563         3,666,176           2,542,914
     -------------------------------------------------------------------------------------------------------------------
     Total fixed asset investments                                     (1,170,060)         (777,895)           (873,547)
     -------------------------------------------------------------------------------------------------------------------
     Financial expenses                                                    30,169             5,643               3,661
     Bank loans                                                           (10,805)          (24,697)             11,978
     Dividends paid                                                      (561,023)         (292,125)           (218,453)
     Other financial transactions                                        (407,225)          184,868              (3,964)
     -------------------------------------------------------------------------------------------------------------------
     Net cash flows used in financing activities                         (948,884)         (126,311)           (206,778)
     -------------------------------------------------------------------------------------------------------------------
     Net increase in cash and cash equivalents                          1,903,619         2,761,970           1,462,589
     Effect of exchange rate changes on cash                             (194,551)         (316,356)            (96,319)
     Cash and cash equivalents at the beginning of the
        year                                                            4,462,326         2,016,712             650,442
     -------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at the end of the year            Ps.    6,171,394  Ps.    4,462,326   Ps.     2,016,712
     -------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------
     Supplemental Information about Cash Flows:
                                                                             2002              2001                2000
     -------------------------------------------------------------------------------------------------------------------
     Interest paid                                               Ps.       41,208  Ps.       37,133   Ps.       185,963
     Income tax and tax on assets paid                                  1,801,513         1,354,350           1,247,721
     -------------------------------------------------------------------------------------------------------------------


     -------------------------------------------------------------------------------------------------------------------
     Statements of Changes in Stockholders' Equity:
     ==========================================================
                                                                             2002              2001                2000
     -------------------------------------------------------------------------------------------------------------------
     Stockholders' equity as of the beginning of the year        Ps.               Ps.                Ps.     6,080,048
                                                                        7,894,337         7,156,503
           Dividends paid                                                (584,978)         (318,781)           (260,348)
           Cumulative translation result                                 (676,015)       (1,617,223)           (198,506)
           Result of holding nonmonetary assets                          (218,391)          373,329              (7,982)
           Net income                                                    2,524,006        2,300,509           1,543,291
     -------------------------------------------------------------------------------------------------------------------
     Stockholders' equity as of the end of the year              Ps.    8,938,959  Ps.    7,894,337   Ps.     7,156,503
     -------------------------------------------------------------------------------------------------------------------


Note 23.   Reconciliation of Mexican GAAP to US GAAP.

a)   Reconciliation of Net Income for the year:

     -------------------------------------------------------------------------------------------------------------------
                                                                             2002               2001               2000
     -------------------------------------------------------------------------------------------------------------------
     Net income under Mexican GAAP                               Ps.    2,564,218  Ps.    2,202,334   Ps.     1,358,318
     US GAAP adjustments:
        Restatement of prior year financial statements
            (Note 22 a)                                                         -           169,498              67,462
        Goodwill amortization (Note 22 d)                                  37,335                 -                   -
        Promotional expenses (Note 22 c)                                  (10,289)
        Restatement of machinery and equipment (Note 22 e)                (13,127)           (6,511)            (25,415)
         Capitalization of interest expense (Note 22 f)                      (664)           17,760                 711
         Deferred income taxes (Note 22 h)                                 49,041             3,388              61,296
         Deferred employee profit sharing (Note 22 h)                     (96,810)          (86,336)             81,327
         Pension plan cost (Note 22 i)                                     (1,067)              376                (408)
        Financial instruments (Note 22 g)                                  (4,631)                -
     -------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                    (40,212)           98,175             184,973
     -------------------------------------------------------------------------------------------------------------------
     Net income under US GAAP                                    Ps.    2,524,006  Ps.    2,300,509   Ps.     1,543,291
     -------------------------------------------------------------------------------------------------------------------
     Weighted average common shares outstanding                         1,425,000         1,425,000           1,425,000
     Net income per share under US GAAP                          Ps.         1.77  Ps.         1.61   Ps.          1.08
     -------------------------------------------------------------------------------------------------------------------


     Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral cost of financing and pension plan liabilities that are nonmonetary.

b)   Reconciliation of Stockholders' Equity:

     -------------------------------------------------------------------------------------------------------------------
                                                                                               2002                2001
     -------------------------------------------------------------------------------------------------------------------
     Stockholders' equity under Mexican GAAP                                       Ps.    9,123,877    Ps.    7,680,003
       US GAAP adjustments:
         Restatement of prior year financial statements (Note 22 a)                               -             220,666
         Goodwill amortization (Note 22 d)                                                   37,335                   -
         Restatement of machinery and equipment (Note 22 e)                                 224,500             462,886
         Capitalization of interest expense (Note 22 f)                                      73,978              78,944
         Deferred income taxes (Note 22 h)                                                 (104,957)           (242,668)
         Deferred employee profit sharing (Note 22 h)                                      (404,010)           (309,717)
         Promotional expenses (Note 22 c)                                                   (10,289)                  -
         Financial instruments (Note 22 g)                                                   (4,631)                  -
         Accumulated pension plan liability (Note 22 i)                                       3,156               4,223
     -------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                                     (184,918)            214,336
     -------------------------------------------------------------------------------------------------------------------
     Stockholders' equity under US GAAP                                            Ps.    8,938,959    Ps.    7,894,337
     -------------------------------------------------------------------------------------------------------------------


c)   Reconciliation of Comprehensive Income:

                                                          --------------------------------------------------------------
                                                                             2002               2001               2000
     -------------------------------------------------------------------------------------------------------------------
       Comprehensive income under Mexican                        Ps.   2,028,852   Ps.    2,583,171    Ps.    1,247,315
         GAAP
         US GAAP adjustments:
          Net income (Note 23 a)                                         (40,212)            98,175             184,973
          Cumulative translation result                                 (220,666)        (2,336,779)           (126,327)
          Result of holding nonmonetary assets                          (138,374)           712,048              30,842
     -------------------------------------------------------------------------------------------------------------------
       Comprehensive income under US GAAP                        Ps.   1,629,600   Ps.    1,056,615    Ps.    1,336,803
     -------------------------------------------------------------------------------------------------------------------


Note 24.   Future Impact of Recently Issued Accounting Standards Not Yet in
           Effect.

a)   In Mexican GAAP:

     Bulletin C-9, "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" (Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments) ("Bulletin C-9"):

     In December 2002, the Mexican Institute of Public Accountants ("IMCP") issued new Bulletin C-9, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9 "Pasivos" (Liabilities) and C-12 "Contingencias y Compromisos" (Contingencies and Commitments), and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

     Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("Bulletin C-8"):

     In January 2002, the IMCP issued new Bulletin C-8, whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. Bulletin C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. In relation with the goodwill and intangible assets new dispositions the Company does not expect that provisions of Bulletin C-8 will have a significant impact on its financial position or results of operations.

b)   In US GAAP:

     SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No.
     143"):

     In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.


     SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"):

     In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations--Discontinued Events and Extraordinary Items".

     The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.


     SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" ("SFAS No. 146"):

     In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.


     FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"):

     In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect that the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.


     EITF Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16")

     In January 2003, the EITF concluded on EITF 02-16, whose provisions are required for financial statements for fiscal years beginning after December 15, 2002, with pro forma retroactive disclosure encouraged. EITF 02-16 addresses the accounting for cash consideration received from a vendor by a reseller of a vendor's products. The EITF reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and should be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. Accordingly, the payments received by the Company from The Coca-Cola Company for cooperative advertising (see Note 4j) are properly classified as a reduction of selling expenses. As a result, this new bulletin will have no impact on the Company's financial statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COCA-COLA FEMSA, S.A. DE C.V.
                                        (Registrant)



Date:  March 27, 2003                   By: /s/ HECTOR TREVINO GUTIERREZ
                                            ----------------------------
                                            Name:  Hector Trevino Gutierrez
                                            Title:    Chief Financial Officer